Exhibit 99.1

Approved by the Board of Directors
on February 22, 2007

Stock Option Plan Rules

Definitions

Beneficiaries : the employees and executive officers of Lafarge S.A. or its Subsidiaries which have been granted options to buy existing Shares or options to subscribe for new Shares by the Board of Directors;

Board of Directors : the board of directors of Lafarge S.A. ;

General Meeting : the general meeting of Lafarge S.A. shareholders;

Options : the options to buy existing Shares or the options to subscribe for new Shares;

Shares : Lafarge S.A. ordinary shares with a nominal value of 4 Euros each;

Subsidiary : any entity in which Lafarge S.A. holds directly or indirectly at least 10% of the share capital or of the voting rights .

Legal Framework

This plan is governed by French law and in particular by the provisions of articles L.225-177 and following of the French Commercial Code as well as law n°70-1322 of 31 December 1970 and decree n°71-418 of 7 June 1971.

The Options are granted by the Board of Directors, upon proposal by the Remunerations Committee, pursuant to the authorisation given by the General Meeting.

The Board of Directors determines the date of each grant, the terms and conditions applicable to the Options and designates the employees and executive officers of Lafarge S.A. and its Subsidiaries who are to become Beneficiaries.

The rights attached to the Options cannot be transferred until such time as the Options are exercised.

Exercisability of Options

Options may be exercised (in whole or in part) within a maximum period of 6 years starting from the first day of the fifth year following the date of grant. Options will lapse automatically upon expiry of a period of 10 years from the date of grant.

No Option can be exercised during the 4 year period following the date of grant, unless the law provides otherwise. If however, within this 4 year period:

•	there is a public offering for Lafarge’s shares; or

•	Lafarge merges with or is absorbed by another company,

this restriction on availability of the Options will automatically cease to apply.

Suspension of the right to exercise Options

The Board of Directors may temporarily suspend the right to exercise Options for a maximum period of three months. Suspension may in particular occur in the event of financial transactions affecting the share capital of Lafarge for the entire duration of such transactions.

If the right to exercise Options lapses during a suspension period, the exercise period will be extended by three months.

This is a free translation of the French Stock Option Plan Rules approved by the Board. In case of conflict, the provisions of the French Plan Rules will prevail over this translation.

Loss of right to exercise Options

Upon termination of the Beneficiary’s employment or service as an employee, director or officer of Lafarge or a Subsidiary, whether as a result of a resignation, dismissal, redundancy, disability or death, the Beneficiary will lose any right to the Options which are not exercisable on the date of termination of the Beneficiary’s employment or service, unless the Board of Directors decides otherwise.

The Beneficiary however retains the right to exercise Options which have become exercisable and remain unexercised, provided the exercise of such Options occurs within a period of 30 days following the date of termination of the Beneficiary’s employment or service. This period is increased to 90 days in case of disability. In case of death, the heirs and assigns of the Beneficiary will have a period of 6 months to exercise the Options. In case of failure to exercise the Options within the applicable period, the Beneficiary or the heirs and assigns of the Beneficiary will lose any right to the Options which have not been exercised.

Beneficiaries (who are employees) going on voluntary retirement, early retirement or involuntary retirement will retain their Options.

Unless the Board of Directors decides otherwise, in the event a Subsidiary ceases being a Subsidiary, all Options held by the employees of the said Subsidiary which have not become exercisable will automatically be cancelled. Options which have become exercisable will be cancelled unless exercised within a period of 30 days following the date upon which the Subsidiary ceases being a Subsidiary.

Exercise of Options

The exercise of Options, whether or not immediately followed by the sale of the Shares so obtained, can be requested by using the form “Exercise of Lafarge stock options”.

Upon exercise of the Options and unless the Beneficiary instructs otherwise, the Shares so obtained will be registered in the name of the Beneficiary. If the Beneficiary does not have a registered account the bank will open one in the Beneficiary’s name. The Beneficiary can keep the Shares without any time limit. Shares can be sold by the Beneficiary at any time provided the Beneficiary complies with applicable insider trading regulations and internal policies on insider trading. The Beneficiary can also simultaneously request the exercise of Options and the sale of Shares obtained as a result of such exercise.

The sale of Shares, whether simultaneous with the exercise of Options or not, must be requested by using the form “Sale order of shares resulting from exercised options”.

Exercise Price

The exercise price of the Options must be at least equal to the average of the trading price of the Shares on the stock exchange during the twenty days preceding the date of grant. The exercise price is set by the Board of Directors in accordance with the conditions laid down by the General Meeting and cannot be modified during the term of the Options.

Dividend rights

Shares acquired as a result of the exercise of Options between 1st January of a fiscal year and the date of payment of dividends relating to the previous fiscal year will carry dividend rights for dividends relating to such previous fiscal year.

Maintaining the rights of Beneficiaries

Throughout the term of the Options Lafarge will retain the ability to change its form of company, its object, to issue preference shares, write off capital or alter the rules on appropriation of profits. In such cases Lafarge will take the necessary measures to ensure that the rights of the Beneficiaries are maintained, in accordance with applicable legislation and/or regulations.

Special terms and conditions

The Chief Executive Officer can propose special terms and conditions for specific Beneficiaries to the Board of Directors.

This is a free translation of the French Stock Option Plan Rules approved by the Board. In case of conflict, the provisions of the French Plan Rules will prevail over this translation.